UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 13, 2017, Top Ships Inc. (the "Company") entered into a Note Purchase Agreement (the "Note Purchase Agreement") with Crede Capital Group LLC ("Crede"), pursuant to which the Company will issue an unsecured promissory note in the original principal amount of $12,500,000 (the "Promissory Note") with a single revolving option for an additional $5.0 million note to Crede.

The Company announced today it has issued and sold 11,797,500 common shares par value $0.01 per share pursuant to its previously announced purchase agreement by and among the Company and Crede CG III, Ltd. dated November 7, 2017 (the "Purchase Agreement"). Mainly as a result of these issuances the Company currently has issued and outstanding 28,900,562 shares. As of the date hereof, up to $17.6 million worth of shares is remaining that the Company may sell pursuant to the Purchase Agreement.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Note Purchase Agreement.

Attached to this report on Form 6-K as Exhibit 1.2 is the Promissory Note.

Attached to this report on Form 6-K as Exhibit 99.1 is a press release of the Company dated November 10, 2017, announcing the Purchase Agreement.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: November 14, 2017	By: /s/ Evangelos Pistiolis Evangelos Pistiolis Chief Executive Officer